Filed by Western Multiplex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Proxim, Inc.
Commission File No. 0-22700

January 23, 2002

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as “expect”, “anticipate” and “intend.” The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Proxim will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company’s expected revenues and EBITDA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company’s pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies’ businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex’s reports filed with the Securities and Exchange Commission, especially the section entitled “Risk Factors” in Western Multiplex’s Form 10-K for the year ended December 31, 2000, and in Proxim’s reports filed with the Securities and Exchange Commission, especially the section entitled “Risk Factors” in Proxim’s Annual Report on Form 10-K for the year ended December 31, 2000.

THE FOLLOWING ARE ROAD SHOW MATERIALS DISSEMINATED BY WESTERN
MULTIPLEX CORPORATION AND PROXIM, INC.

Merger Synergies

	Near Term	Longer Term
Expense Reduction	■ Facilities consolidation ■ G&A redundancy ■ Operations & marketing overlap	■ Turnkey manufacturing economies of scale ■ Product line rationalization ■ Leveraging core technologies across product lines
Revenue Enhancement	■ Product bundling ■ Pricing / promotional tie-ins ■ Cross-selling opportunities – Distributor / VAR – Service providers	■ Neighborhood access concentrator ■ 802.11 low cost CPE ■ WLAN / PMP IDU proxim
1
WESTERN Multiplex V.7

New Markets: Residential Access

WMUX Standalone

WMUX PMP
Internet
POP
5 miles

20 Point Neighborhood

Access to POP

20 x $180 = $3,600 (CPE)

1 x $1800 = $1,800 } (NAC)

1 x $500 = $500 } (NAC)

$5,900 / 20 = $295 / user

Combined Company

PROX 802.11x
P-P
WMUX PMP
Internet
POP
NAC
5 miles
2 miles

20 x $800 = $16,000 (CPE)

1 x $1800 = $1,800 (NAC)

$17,800 / 20 = $890 / user

Current WMUX access product is limited to higher speed commercial markets due to higher CPE costs proxim
2
WESTERN Multiplex V.7

New Markets: Integrated Enterprise Networking

Tsunami PMP / P-P ODU
Harmony
802.11a/b
WAC

- WMUX IDU is a natural gateway for indoor distribution providing ISP's with additional revenue opportunities
- Proxim's indoor distribution provides additional value-added capabilities indoors such as a firewall, servers, routers, etc.

proxim 3 WESTERN Multiplex V.7

New Markets: Integrated Home Networking

PMP ODU
Skyline
802.11a/b
NAC

- WMUX IDU is a natural gateway for indoor distribution providing ISP's with additional revenue opportunities
- Proxim's indoor distribution provides additional value-added capabilities indoors such as a firewall, servers, routers, etc.

proxim
4
WESTERN Multiplex V.7

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Proxim. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Proxim at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Proxim at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex’s and Proxim’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. The directors and executive officers of Proxim and their beneficial ownership of Proxim stock are set forth in the proxy statement for the 2001 annual meeting of Proxim. In addition, certain executive officers of Proxim have entered or will enter into employment agreements with Western Multiplex in connection with the merger, certain directors of Proxim will become directors of the combined company upon completion of the merger, the unvested options to acquire Western Multiplex common stock held by certain executive officers of Western Multiplex will vest and become exercisable in connection with the merger and Western Multiplex will provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Proxim following the merger. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus when it becomes available.

CONTACT:

Nancy Huber Western Multiplex Corporation (408) 542-5225

Debbie Abbot Proxim, Inc. (408) 731-2700